Dime Financial                   P.O. Box 700
              CORPORATION                   Wallingford, CT 06492
                                            (203) 269-8881

                              July 28, 1998


To the Shareholders of Dime Financial Corporation:

     We recently mailed you a notice of a special meeting of shareholders of Dime Financial Corporation ("DFC") to be held on Wednesday, August 19, 1998, and a Proxy Statement-Prospectus relating thereto, each dated July 10, 1998. The purpose of the meeting is to consider and vote on a proposal to approve and adopt an Agreement and Plan of Merger dated as of March 31, 1998 (the "Merger Agreement") among HUBCO, Inc. ("HUBCO"), Lafayette American Bank, DFC and The Dime Savings Bank of Wallingford, and the transactions contemplated thereby, and to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

     As described in the Proxy Statement-Prospectus, if the Merger Agreement is approved, DFC will be merged with and into HUBCO (the "Merger") and DFC Common Stock will be converted into the right to receive HUBCO Common Stock at an Exchange Ratio determined by dividing $38.25 by the Median Pre-Closing Price of HUBCO Common Stock, subject to a specified Maximum Exchange Ratio and Minimum Exchange Ratio. If the Median Pre-Closing Price of HUBCO Common Stock is less than a specified threshold, originally $31.43 (the "Termination Threshold"), DFC will have the right to terminate the Merger Agreement unless HUBCO agrees to increase the Exchange Ratio to $33.00 divided by the Median Pre-Closing Price of HUBCO Common Stock. The "Median Pre-Closing Price" is the price half-way between the closing prices left after discarding the four lowest and four highest closing prices during the ten consecutive trading day period which ends on (and includes) the day the parties receive final bank regulatory approval for the Merger (the "Determination Date").

     We are writing to inform you that, on July 17, 1998, HUBCO declared a $0.25 quarterly cash dividend and a 3% stock dividend, each payable on September 1, 1998 to HUBCO shareholders of record on August 14, 1998. If the Merger Agreement is approved at the special meeting, the Merger is expected to close between August 19, 1998 and August 31, 1998. Since DFC shareholders will not yet be HUBCO shareholders as of the August 14 record date, they will not be entitled to receive either dividend from HUBCO. DFC shareholders will, however, receive DFC's regular quarterly cash dividend of $0.12 per share, payable on August 18, 1998 to shareholders of record on July 31, 1998. In addition, pursuant to the terms of the Merger Agreement, the amount of HUBCO Common Stock to be received per share of DFC Common Stock will be adjusted for the HUBCO stock dividend, as follows.

     In calculating the Median Pre-Closing Price, all closing prices prior to August 12, 1998 (the date on which HUBCO Common Stock begins trading ex-dividend) will be adjusted by dividing the actual closing prices by 1.03. The Median Pre-Closing Price will then be determined by taking the price half-way between the closing prices of HUBCO Common Stock (as adjusted) left after discarding the four lowest and four highest closing prices in the ten consecutive trading day period which ends on (and includes) the Determination Date. The Exchange Ratio will then be determined by dividing $38.25 by the Median Pre-Closing Price as so determined. The Maximum Exchange Ratio and Minimum Exchange Ratio will be increased by 3%. Thus, a Maximum Exchange Ratio of 1.0815 will apply if the calculated Exchange Ratio would exceed 1.0815, and a Minimum Exchange Ratio of 0.9579 will apply if the calculated Exchange Ratio would be less than 0.9579. Finally, the Termination Threshold will be divided by 1.03, resulting in an adjusted threshold of $30.51.

     The following table (which restates the comparable table set forth on page 38 of the Proxy Statement-Prospectus, as adjusted for the HUBCO stock dividend) illustrates the effects of the adjustments on the Exchange Ratio.


Adjusted Median Pre-Closing Price of HUBCO
COMMON STOCK AS OF THE DETERMINATION DATE    EXCHANGE RATIO
------------------------------------------   --------------
Greater than $39.93                          0.9579

Between $39.93 and $35.37                    $38.25 / the Median Pre-
                                             Closing Price

Less than $35.37 and greater than or
equal to 30.51                               1.0815

Less than $30.51                             1.0815; PROVIDED, that DFC will
                                             have the right to terminate the
                                             Merger Agreement and HUBCO will
                                             have the right to nullify that
                                             termination by agreeing to an
                                             Exchange Ratio of  $33.00 / the
                                             Median Pre-Closing Price

     Your Board of Directors has unanimously approved the Merger Agreement and unanimously recommends that you vote "FOR" approval of the Merger Agreement and the transactions contemplated thereby.

                              On Behalf of Your Board of Directors


                              /s/ Richard H. Dionne

                              Richard H. Dionne
                              President and Chief Executive Officer

                                                                 567-LTR2-98